EXHIBIT 99.1

INTERNET GOLD - GOLDEN LINES DEBENTURES RECEIVE AN A3 STABLE RATING

Ramat Gan, Israel, July 17, 2011- Internet Gold - Golden Lines Ltd. (Nasdaq: IGLD) today announced that Midroog Ltd., an Israeli rating company affiliated with Moody’s, has awarded a local rating of A3 stable rating for a possible issuance of up to NIS 200 million of additional existing Series C Debentures or new series of debentures with an average duration of approximately 5.5 years.

At this stage, the Company's Management is examining the business possibilities as well as the market terms for a public issuance of additional Series C Debentures and/or a new series of debentures. The Company has not yet made a definite decision as to the offering, including the terms and timing thereof or the amount of debentures that will be offered, if any. Any offering, if made, will be subject, among other things, to the approval of the Company's Board of Directors.

The Debentures, if offered, pursuant to the shelf prospectus and a prospectus supplement will be offered only in Israel, will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to U.S. Persons (as such term is defined under Regulation S promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.

About Internet Gold
Internet Gold is a telecommunications-oriented holding company which is a subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its approximately 78.11% interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest (approximately 31.22% in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). Internet Gold’s shares are traded on Nasdaq and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.eurocom.co.il;
www.igld.com;
www.bcommunications.co.il;
www.ir.bezeq.co.il

Forward-Looking Statements
This communication contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.